September 30, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Capital Bank Corporation
Registration Statement on Form S-1
SEC File No. 333-168408

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capital Bank Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-168408), which was declared effective by the Commission on September 27, 2010, together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the offering as disclosed in the Registration Statement at this time. In addition, the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Margaret N. Rosenfeld of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P, at (919) 821- 6714.

Thank you for your assistance in this matter.

Sincerely,

/s/ B. Grant Yarber
B. Grant Yarber
President and Chief Executive Officer